

VIROMENT
Water. Energy. Possibilities.

Viroment – Manure Dewatering Platform

APPLICATIONS

Manure recycled into dried nutrients and a filtered reuse water. Lower costs. Less regulation. Improved Sustainability.

+ Manures
+ Sewage
+ Industrial & organic sludges
+ Aquaculture

Cost: Traditional up to $0.08 / gal vs. Viroment < $0.01 / gal



Stationary



Portable

TECHNOLOGY

Objective
Efficient, Simple Sludge Disposal Solution for Military Base, Municipal, Industrial Facilities

Benefits
+ Reduces sludge transportation by up to 30X
+ Significantly reduced regulatory costs
+ Creates filtered reuse water
+ Drastically lower OPEX
+ No required CAPEX = Immediate savings
+ Option for stationary or portable system

Media
Reuters, MSNBC, CNN, South China News, CGTN Television, Japan Times, Minneapolis Star & Tribune

United States of America Senior Level China Trade Mission with President's Trump and President Xi.

SPECIFICATIONS & TRL

Technology Readiness Level 9
Commercial Application Currently In Place

Unique, Patented Process



FILTERING AID

DEWATERING ZONE

SUCTION

CENTRAL DUCT

SOLID PRODUCT

CAKE

KNIFE

FILTRATION ZONE

SUCTION

VIROMENT
Paul Koenig / CEO
612-799-4405
paul@viroment.com

